EX-3.01

State of Delaware Secretary of State Division of Corporations Delivered 03:21 PM 06/26/2008 FILED 03:09 PM 06/26/2008 SRV 080734267 - 2791326 FILE

CERTIFICATE OF AMENDMENT
OF
CERTIFICATE OF INCORPORATION
OF
ELITE PHARMACEUTICALS, INC.

          ELITE PHARMACEUTICALS, INC., a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware (the “Corporation”), does hereby certify as follows:

          FIRST: The Board of Directors of the Corporation, by vote, adopted the following resolution setting forth the amendment to the Certificate of Incorporation of the Corporation as filed on October 1, 1997, as amended on October 24, 1997, further amended on March 30, 1998 as further amended on June 1, 1998 and as further amended on July 26 2004:

          RESOLVED, that the Board of Directors deems it in the best interest of the Corporation to amend the Certificate of Incorporation of the Corporation, as amended (the “Certificate of Incorporation”), by deleting Articles Fourth of the Certificate of Incorporation in its entirety and replacing it with the following:

“FOURTH: The total number of shares of all classes of stock which the Corporation shall have authority to issue is One Hundred Fifty Five Million (155,000,000) shares, consisting of Five Million (5,000,000) shares of Preferred Stock, par value $0.01 per share, and One Hundred Fifty Million (150,000,000) shares of Common Stock, par value of $0.01 per share.

Subject to the provisions of Section 151 of the General Corporation Law, the Board of Directors or any authorized committee thereof of the Corporation is authorized to issue the shares of Preferred Stock in one or more series and determine the number of shares constituting each such series, the voting powers of shares of each such series and the designations, preferences and relative, participating, optional or other special rights, and qualifications, limitations or restrictions as set forth in a resolution or resolutions of the Board of Directors.”

          RESOLVED, that the Board of Directors deems it in the best interest of the Corporation to amend the Certificate of Incorporation by adding and Article Tenth as follows:

“TENTH. Each holder of Common Stock, as such, shall be entitled to one vote for each share of Common Stock held of record by such holder on all matters on which stockholders generally are entitled to vote; provided, however, that, except as otherwise required by law, holders of Common Stock, as such, shall not be entitled to vote on any amendment to this Certificate of Incorporation (including any Certificate of Designation relating to any series of Preferred Stock) that relates solely to the terms of one or more outstanding series of Preferred Stock if the holders of such affected series are entitled, either separately or together with the holders of one or more other such series, to vote thereon pursuant to this

Certificate of Incorporation (including any Certificate of Designation relating to any series of Preferred Stock) or pursuant to the General Corporation Law of the State of Delaware.”

          SECOND: That the holders of a majority of the outstanding stock of the Corporation entitled to vote thereon, and the holders of a majority of the outstanding stock of each class entitled to vote thereon as a class, were given written notice of the proposed amendment to the Certificate of Incorporation and voted in favor of the adoption of the amendment to the Certificate of Incorporation.

          THIRD: That said amendment was duly adopted in accordance with Section 242 of the General Corporation Law of the State of Delaware.

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          IN WITNESS WHEREOF, Elite Pharmaceuticals, Inc. has caused this certificate to be signed by its Chief Executive Officer as of June 26, 2008.

/s/ Bernard Berk
Bernard Berk
Chief Executive Officer